Date:	August 11, 2009

To:	Mr. Adam Phippen
United States Securities and Exchange Commission (the “Commission”)
Division of Corporation Finance
Tel (202) 551-3336

From:	Mr. Guosheng Xu
Chief Executive Officer
Zhaoheng Hydropower Limited
Tel (86) 755-8207-0966
Fax (86) 755-8207-1998

Re:	Zhaoheng Hydropower Company
Item 4.02 Form 8-K
Filed June 12, 2009
File No. 0-52786

Dear Mr. Phippen:

We refer to the Commission’s comment letter concerning our Form 8-K furnished on June 12, 2009, which was dated August 5, 2009 and received on August 6, 2009. We are in the process of preparing our responses to the Commission’s comments. However, we will require additional time to liaise with our auditor and external advisor to prepare our responses.  As such, we hereby respectfully submit to the Commission our request for an extension of the submission date from August 13, 2009 (being five business days from the date of receipt of the Commission’s comments) to August 31, 2009.

Thank you in advance for your favorable consideration and the granting of the extension.

With best regards,

/s/ Guosheng Xu
Guosheng Xu
Chief Executive Officer